UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)(1)

MRU Holdings, Inc.

(Name of Issuer)

Common Stock ($0.001 par value)

(Title of Class of Securities)

55348A102

(CUSIP Number)

Robert Leifer
Nomura Credit & Capital, Inc.
2 World Financial Center, Building B
New York, New York 10281
(212) 667-9300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55348A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nomura Credit & Capital, Inc. 13-4012258

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,549,449 shares.

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,549,449 shares.

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,549,449 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.3%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to a series of sales, subject to certain conditions, of shares of common stock, par value $0.001 per share (“Warrant Shares”), of MRU Holdings, Inc., a Delaware corporation (the “Issuer”) by Nomura Credit & Capital, Inc. (“NCCI”). Assuming the conditions to the sales of the Warrant Shares are satisfied, NCCI will acquire the shares pursuant to the partial exercise of a warrant held by NCCI, and the warrant will, after such exercise, be exercisable to purchase 295,004 shares of Common Stock. The principal executive office of the Issuer is located at 600 Lexington Avenue, New York, New York 10022.

Item 2.	Identity and Background

NCCI, a subsidiary of Nomura Holdings, Inc., is a Delaware corporation and its principal business is financing and aggregation of assets leading to the securitization of such assets. NCCI’s principal office and principal place of business are located at 2 World Financial Center, Building B, New York, New York 10281. During the last five years, NCCI (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction whereby, as a result of such proceeding, NCCI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
N/A.

Item 4.	Purpose of Transaction

On January 19, 2007 and January 25, 2007, NCCI entered into a series of agreements to sell, subject to certain conditions, 4,800,000 Warrant Shares of the Issuer (the “Transactions”) in the aggregate. The obligations of the respective parties to consummate the Transactions, including the transfers of the Warrant Shares, are conditioned upon the effectiveness of a Registration Statement on Form S-3 that the Issuer filed with the Securities and Exchange Commisssion (the “SEC”) on November 9, 2006 (the “Registration Statement”). In the event the Registration Statement has not been declared effective by the SEC by February 28, 2007, in the case of the Perry Transaction (as defined in Item 6 below), or by February 13, 2007, in the case of the CRT Transaction and the Harbor Drive Transaction (as such terms are defined in Item 6 below), NCCI and the respective purchasers pursuant to each of the agreements will have the option to terminate the respective agreement. As of January 26, 2007, all material conditions to the parties’ obligations to consummate the Transactions were not yet satisfied. Assuming the conditions to the Transactions are satisfied, the Warrant Shares will be transferred pursuant to the partial exercise of a warrant held by NCCI (“Warrant No. 5”) dated December 21, 2006 issued to NCCI by the Issuer, which is included as Exhibit 99.2 to this Statement. NCCI is currently evaluating various additional opportunities to sell Common Stock of the Issuer to other private parties.

Item 5.	Interest in Securities of the Issuer

(a)  Following the satisfaction of the conditions to, and the consummation of, the Transactions, NCCI will have the right, pursuant to Warrant No. 5, to purchase 295,004 shares of the Common Stock of the Issuer. NCCI holds an additional warrant to purchase 1,454,445 shares of Common Stock of the Issuer, which is exercisable on the earlier of (i) February 5, 2007 and (ii) the occurrence of an Acceleration Event, as such term is defined in Warrant No. 2 (“Warrant No. 2”) dated February 4, 2005 issued to NCCI by the Issuer, which is included as Exhibit 99.1 to this Statement. Using the calculation methodology required by Rule 13-3(d)(1)(i), the number of shares underlying Warrant No. 2 and Warrant No. 5 held by NCCI equals 26.3% of the Issuer’s outstanding Common Stock.

(b)  Assuming exercise by NCCI of Warrant No. 5 and Warrant No. 2, the number of shares as to which there would be sole power to vote or direct the vote and sole power to dispose or direct the disposition of:

6,549,449 shares. (c) Not Applicable. (d) Not Applicable. (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 19, 2007, NCCI entered into a Securities Purchase Agreement (the “CRT Securities Purchase Agreement”) by and among NCCI, CRT Capital Group LLC (“CRT”), and McGuireWoods LLP (“McGuire”), as Escrow Agent, pursuant to which NCCI agreed to sell to CRT, subject to certain conditions, 2,500,000 Warrant Shares in exchange for cash in the amount of $5.30 per share (the “CRT Transaction”).

On January 19, 2007, NCCI entered into a Securities Purchase Agreement (the “Harbor Drive Securities Purchase Agreement”) by and among NCCI, Harbor Drive Special Situations Master Fund Ltd. (“Harbor Drive”), and McGuire, as Escrow Agent, pursuant to which NCCI agreed to sell to Harbor Drive, subject to certain conditions, 500,000 Warrant Shares in exchange for cash in the amount of $5.30 per share (the “Harbor Drive Transaction”).

On January 25, 2007, NCCI entered into an Amended and Restated Securities Purchase Agreement (the “Perry Securities Purchase Agreement” and, together with the CRT Securities Purchase Agreement and the Harbor Drive Securities Purchase Agreement, the “Securities Purchase Agreements”) by and among NCCI, Perry Partners LP, Perry Partners International Inc., Perry Commitment Fund LP, Perry Commitment Master Fund LP (collectively, “Perry”) and McGuireWoods LLP (“McGuire”), as Escrow Agent, pursuant to which NCCI agreed to sell to Perry, subject to certain conditions, 1,800,000 Warrant Shares in exchange for cash in the amount of $5.30 per share (the “Perry Transaction”).

The descriptions of the Securities Purchase Agreements set forth herein are qualified in their entirety by reference to the actual terms of the Securities Purchase Agreements, which are attached as Exhibits 99.3, 99.4 and 99.5 to this Statement. See the response to Item 4 above for additional description of the terms of the Securities Purchase Agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description
99.1

Warrant No. 2 dated February 4, 2005 to purchase shares of common stock of the Issuer issued to NCCI (incorporation herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K dated February 10, 2005)

99.2

Warrant No. 5 dated December 21, 2006 to purchase shares of common stock of the Issuer issued to NCCI (incorporated herein by reference to Exhibit 99.1 to the Issuer’s filing on Schedule 13D dated December 29, 2006

99.3	Securities Purchase Agreement dated January 19, 2007 by and among NCCI, CRT Capital Group LLC and McGuireWoods LLP, as Escrow Agent

99.4	Securities Purchase Agreement dated January 19, 2007 by and among NCCI, Harbor Drive Special Situations Master Fund Ltd. and McGuireWoods LLP, as Escrow Agent

99.5

Amended and Restated Securities Purchase Agreement dated January 25, 2007 by and among NCCI, Perry Partners LP, Perry Partners International Inc., Perry Commitment Fund LP, Perry Commitment Master Fund LP and McGuireWoods LLP, as Escrow Agent

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2007

NOMURA CREDIT & CAPITAL, INC.

By:	/s/ Robert Leifer
Name: Robert Leifer
Title: Director